MESOBLAST ANNOUNCES CHANGES TO BOARD OF DIRECTORS’ LEADERSHIP ROLES New York, USA; January 1 and Melbourne, Australia; January 2, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that as foreshadowed at the recent Annual General Meeting the Board will undertake a number of changes in line with the Company's evolution to a revenue-generating commercial company. Having presided during the most transformational period for the company with its first U.S. Food & Drug Administration (FDA) approval and successful product commercialization, Ms Jane Bell will retire from her role as Chair and will remain on the Board as a non-executive director. The Board has unanimously appointed Mr Philip Facchina to the role of non-executive Chair and Ms Lyn Cobley as Chair of the Audit and Risk Committee. Mr William Burns remains as Mesoblast Vice-Chair and Chair of the Nomination and Remuneration Committee. Incoming Chair Mr Facchina said, “The Board is deeply grateful and acknowledges Ms Bell for her dedicated service as Chair of Mesoblast during a critical period of the Company's transformation from development to commercialization.” Mr Facchina joined the Mesoblast board in March 2021 and has over forty years of experience in corporate strategy, finance, and business development across several industries, including healthcare. Ms Cobley joined the Mesoblast board in April 2025 and has extensive corporate finance and governance experience at some of the largest institutions globally and has a strong background in strategy and leadership, and working in highly regulated industries. “These changes reflect our focus on maintaining a high performing, engaged Board with the right mix of expertise and fresh perspectives,” said Ms Bell, outgoing Chair of the Board. “I look forward to supporting Phil and Lyn and the rest of the board as we continue to execute on our long-term strategy for shareholders and other stakeholders.” Today’s announced changes follow a periodic review of Board composition, committee assignments, and leadership structure, which the Board undertakes as part of regular governance process. Our commitment to sound governance ensures the right blend of expertise, tenure and renewal. Mesoblast expects to further strengthen its U.S. commercial expertise in the company in the next twelve months in line with stated commitment to maximizing commercial delivery and shareholder value. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast’s Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial- scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and X: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Allison Worldwide BlueDot Media Emma Neal Steve Dabkowski T: +1 603 545 4843 T: +61 419 880 486 E: emma.neal@allisonworldwide.com E: steve@bluedot.net.au